FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is mark

ed, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other news CLSA India Investor Conference held in Gurgaon: November 14, 2018

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Enclosed, please find the schedule of the CLSA India Conference held in Gurgaon on November 14, 2018. At this conference, management of the Bank met the investors. The details of the same are also available on the Bank’s website www.icicibank.com.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

Item 2

CLSA India Investor Conference held in Gurgaon: November 14, 2018

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	Group Meeting	Thornburg Investment Management
2.	Group Meeting	Harding Loevner LP
3.	Group Meeting	M&G Investment Management Limited
4.	Group Meeting	Signature Global Asset Management
5.	Group Meeting	Baillie Gifford Overseas Limited
6.	Group Meeting	Halo Investment Management LLP
7.	Group Meeting	Driehaus Capital
8.	One-on-one	Alliance Growth
9.	One-on-one	Principal Global Investors
10.	One-on-one	RBC Global Asset Management Limited
11.	Group Meeting	Buena Vista Fund Management
12.	Group Meeting	RWC Partners Limited
13.	Group Meeting	Paradice Investment Management
14.	Group Meeting	Letko Brosseau & Associates Inc.
15.	Group Meeting	APG Investments Asia Limited
16.	Group Meeting	EFG Asset Management Group
17.	Group Meeting	Jwalamukhi Investment Holdings
18.	One-on-one	Aberdeen Standard Investments Limited
19.	One-on-one	Temasek Group

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	November 16, 2018	By:	/s/ Vivek Ranjan

			Name :	Vivek Ranjan
			Title :	Chief Manager